=====================================================================




                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549



                                    FORM 11-K
                                  ANNUAL REPORT


                            Pursuant to Section 15 (d)

                      of the Securities Exchange Act of 1934

                       for the year ended December 31, 1996

                 AMERICAN HOME PRODUCTS CORPORATION SAVINGS PLAN
                             (Full title of the Plan)


                        AMERICAN HOME PRODUCTS CORPORATION
           (Name of Issuer of the securities held pursuant to the Plan)



                                Five Giralda Farms
                            Madison, New Jersey  07940
                     (Address of principal executive office)


=====================================================================

                                    SIGNATURE




Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                   AMERICAN HOME PRODUCTS CORPORATION




                                   By:   /s/ John R. Considine


                                        John R. Considine
                                        Vice President - Finance


Date: June 25, 1997

                                    SIGNATURE





Pursuant to the requirements of the Securities Exchange Act of 1934, the American Home Products Corporation Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.



                              AMERICAN HOME PRODUCTS CORPORATION
                              SAVINGS PLAN



                              By:    /s/ Thomas M. Nee


                                   Thomas M. Nee
                                   Chairman of the American Home
                                   Products Corporation Savings
                                   Plan Committee


Date:  June 25, 1997

                        AMERICAN HOME PRODUCTS CORPORATION

                                   SAVINGS PLAN

                               FINANCIAL STATEMENTS

                         AS OF DECEMBER 31, 1996 AND 1995

              TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS




EMPLOYER IDENTIFICATION NUMBER - 13-2526821

PLAN NUMBER - 045

                        AMERICAN HOME PRODUCTS CORPORATION
                                   SAVINGS PLAN
                            DECEMBER 31, 1996 AND 1995

                                      INDEX




                                                        PAGE

Report of Independent Public Accountants

Statements of Net Assets Applicable to Participants'
 Equity as of December 31, 1996 and 1995               1 - 2

Statement of Changes in Net Assets Applicable
 to Participants' Equity for the Year Ended
 December 31, 1996                                       3

Notes to Financial Statements                          4 - 8

Supplemental Schedules:

I.    Item 27a - Schedule of Assets Held for
      Investment Purposes as of December 31, 1996      9 - 10

II.   Item 27d - Schedule of Reportable Transactions
      for the Year Ended December 31, 1996                11

Consent of Independent Public Accountants

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


To the Participants and Savings Plan Committee of the American Home Products Corporation Savings Plan:

We have audited the accompanying statements of net assets applicable to participants' equity of the American Home Products Corporation Savings Plan as of December 31, 1996 and 1995, and the related statement of changes in net assets applicable to participants' equity for the year ended December 31, 1996. These financial statements and the supplemental schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets applicable to participants' equity of the American Home Products Corporation Savings Plan as of December 31, 1996 and 1995, and the changes in net assets applicable to participants' equity for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of net assets applicable to participants' equity and statement of changes in net assets applicable to participants' equity is presented for purposes of additional analysis rather than to present the net assets applicable to participants' equity and statement of changes in net assets applicable to participants' equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
                                  ARTHUR ANDERSEN LLP

New York, New York
June 17, 1997

[CAPTION]
AMERICAN HOME PRODUCTS CORPORATION SAVINGS PLAN
STATEMENT OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
AS OF DECEMBER 31, 1996

                                                                                                               Fidelity
                                                                           Fidelity                          International
                                       Interest         AHPC Common        Magellan         Fidelity         Growth&Income
                                      Income Fund        Stock Fund          Fund         Balanced Fund          Fund

Cash and Cash
  Equivalents                             $16,207,238         $3,961,960              $0                $0                  $0

Investments, at
  Market Value                                      0        367,146,541      80,661,633       112,700,481          26,470,820

Group Annuity and
  Other Investment
  Contracts, at
  Market Value                            526,842,569                  0               0                 0                   0

Receivable from Employer                    1,550,039          1,884,720         772,297           472,789             246,850

Loans to Plan
  Participants                                      0                  0               0                 0                   0
                                         _____________________________________________________________________________________

Net Assets
  Applicable to
  Participants'
  Equity                                 $544,599,846       $372,993,221     $81,433,930      $113,173,270         $26,717,670
                                         =====================================================================================

The accompanying notes to financial statements are an integral part of this statement.

-Continued from the above page-

[CAPTION]
AMERICAN HOME PRODUCTS CORPORATION SAVINGS PLAN
STATEMENT OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
AS OF DECEMBER 31, 1996



                                        Fidelity
                                       U.S. Equity
                                     Index Portfolio        Loan Fund             Total Funds

Cash and Cash
  Equivalents                                     $0                    $0             $20,169,198

Investments, at
  Market Value                           214,614,537                     0             801,594,012

Group Annuity and
  Other Investment
  Contracts, at
  Market Value                                     0                     0             526,842,569

Receivable from Employer                     888,872                     0               5,815,567

Loans to Plan
  Participants                                     0            37,843,907              37,843,907
                                         _________________________________________________________

Net Assets
  Applicable to
  Participants'
  Equity                                $215,503,409           $37,843,907          $1,392,265,253
                                        ==========================================================


The accompanying notes to financial statements are an integral part of this statement.

[CAPTION]
AMERICAN HOME PRODUCTS CORPORATION SAVINGS PLAN
STATEMENT OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
AS OF DECEMBER 31, 1995

                                                                                                     Fidelity           Fidelity
                                                                  Fidelity                          International     U.S. Equity
                                 Interest      AHPC Common        Magellan           Fidelity       Growth&Income        Index
                                Income Fund    Stock Fund           Fund          Balanced Fund        Fund            Portfolio

Cash and Cash
  Equivalents                    $4,499,107     $1,929,783               $0             $0                  $0              $0

Investments, at
  Market Value                            0    232,297,997       44,834,055     44,034,653           8,266,895      55,970,100

Group Annuity and
  Other Investment
  Contracts, at
  Market Value                  318,631,790              0                0              0                   0               0

Receivable from Cyanamid
Employees' Savings Plan
(Note 1)                                  0              0                0              0                   0               0

Receivable from Employer          2,680,236        959,705          437,319        913,610             111,021       1,242,319

Loans to Plan
  Participants                            0              0                0              0                   0               0
                                  ____________________________________________________________________________________________
Net Assets
  Applicable to
  Participants'
  Equity                       $325,811,133   $235,187,485      $45,271,374    $44,948,263          $8,377,916     $57,212,419
                               ===============================================================================================


 The accompanying notes to financial statements are an integral part of this statement.



  [CAPTION]

AMERICAN HOME PRODUCTS CORPORATION SAVINGS PLAN
STATEMENT OF NET ASSETS APPLICABLE TO PARTICIPANTS' EQUITY
AS OF DECEMBER 31, 1995

                                         Receivable
                                       from Cyanamid
                                         Employees'
                                        Savings Plan           Loan Fund                    Total Funds

Cash and Cash
  Equivalents                                        $0                  $0                     $6,428,890

Investments, at
  Market Value                                        0                   0                    385,403,700

Group Annuity and
  Other Investment
  Contracts, at
  Market Value                                        0                   0                    318,631,790

Receivable from Cyanamid Employees'
Savings Plan (Note 1)                       462,615,394                   0                    462,615,394

Receivable from Employer                              0                   0                      6,344,210

Loans to Plan
  Participants                                        0          27,257,838                     27,257,838
                                            ______________________________________________________________

Net Assets
  Applicable to
  Participants'
  Equity                                   $462,615,394         $27,257,838                 $1,206,681,822
                                           ===============================================================




  The accompanying notes to financial statements are an integral part of this statement.

[CAPTION]
American Home Products Corporation Savings Plan
Statement of Changes in Net Assets Applicable to Participants' Equity For the year ended December 31, 1996

                                                                                                         Fidelity
                                         Interest                          Fidelity                    International  Fidelity U.S.
                                          Income        AHPC Common        Magellan       Fidelity      Growth and     Equity Index
                                           Fund          Stock Fund          Fund       Balanced Fund   Income Fund     Portfolio


ADDITIONS:


Participant Contributions                $26,186,239       $21,513,365     $15,654,050     $9,898,856     $4,113,721    $15,836,692


Employer Contributions                     8,914,843         9,104,680       3,805,341      2,011,903      1,036,977      3,664,917


Dividend Income on Investments                     0         8,695,727      10,432,131      5,630,600        859,500      5,313,148


Interest on Group Annuity and Other
Investment Contracts and Cash
Equivalents                               35,284,826           256,891               0         42,406              0         34,296

Net Appreciation
(Depreciation) on Investments                134,732        52,615,615     (2,912,889)      3,294,897      1,563,300     32,207,129

Loans Originated                         (8,583,352)       (5,586,794)     (1,099,399)    (1,147,978)      (229,498)    (1,822,448)
                                        ___________________________________________________________________________________________

        Total Additions                   61,937,288        86,599,484      25,879,234     19,730,684      7,344,000     55,233,734

DEDUCTIONS:

Distributions to Participants           (53,862,896)      (13,804,019)     (2,303,728)    (8,972,493)      (483,985)   (10,082,348)

Loan Repayments, including interest
                                           7,070,779         3,802,297       1,091,334      1,191,800        274,372      1,764,715

Transfer in (out) of Plan, net
(Note 1)                                     284,731         (686,227)       (227,225)      (347,936)       (43,939)      (389,336)
                                        ___________________________________________________________________________________________

        Total Deductions                (46,507,386)      (10,687,949)     (1,439,619)    (8,128,629)      (253,552)    (8,706,969)

Net Additions Prior to Interfund          15,429,902        75,911,535      24,439,615     11,602,055      7,090,448     46,526,765
Transfers

Transfers Between Funds (Note 1)         203,358,811        61,894,201      11,722,941     56,622,952     11,249,306    111,764,225

Net Additions (Deductions)               218,788,713       137,805,736      36,162,556     68,225,007     18,339,754    158,290,990


Net Assets Applicable to Participants'
Equity:

Beginning of year                        325,811,133       235,187,485      45,271,374     44,948,263      8,377,916     57,212,419
                                        ___________________________________________________________________________________________

End of year                             $544,599,846      $372,993,221     $81,433,930   $113,173,270    $26,717,670   $215,503,409
                                        ===========================================================================================

The accompanying notes to financial statements are an integral part of this statement.
  - 3 -

-continuation of the above page-
[CAPTION]
American Home Products Corporation Savings Plan
Statement of Changes in Net Assets Applicable to Participants' Equity For the year ended December 31, 1996

                                              Receivable
                                            from Cyanamid
                                              Employees'
                                             Savings Plan       Loan Fund        Total Funds

ADDITIONS:

Participant Contributions                                $0                $0       $93,202,923

Employer Contributions                                    0                 0        28,538,661

Dividend Income on Investments                            0                 0        30,931,106

Interest on Group Annuity and Other
Investment Contracts and Cash
Equivalents                                               0                 0        35,618,419

Net Appreciation
(Depreciation) on Investments                             0                 0        86,902,784


Loans Originated                                          0        18,469,469                 0
                                              _________________________________________________

        Total Additions                                   0        18,469,469       275,193,893

DEDUCTIONS:

Distributions to Participants                             0       (1,580,640)      (91,090,109)

Loan Repayments, including interest                       0      (12,307,412)         2,887,885

Transfer in (out) of Plan, net (Note 1 )                  0             1,694       (1,408,238)
                                              _________________________________________________

        Total Deductions                                  0      (13,886,358)      (89,610,462)

Net Additions Prior to Interfund Transfers                0         4,583,111       185,583,431

Transfers Between Funds (Note 1)              (462,615,394)         6,002,958                 0

Net Additions (Deductions)                    (462,615,394)        10,586,069       185,583,431

Net Assets Applicable to Participants'
Equity:

Beginning of year                               462,615,394        27,257,838     1,206,681,822
                                              _________________________________________________

End of year                                              $0       $37,843,907    $1,392,265,253
                                              =================================================

The accompanying notes to financial statements are an integral part of this statement.

                       AMERICAN HOME PRODUCTS CORPORATION
                                  SAVINGS PLAN
                         NOTES TO FINANCIAL STATEMENTS


NOTE 1 -    PLAN DESCRIPTION

The following description of the American Home Products Corporation Savings Plan (the "Plan") only provides general information. Participants of the Plan should refer to the Plan document for a more detailed and complete description of the Plan's provisions.

 General

The Plan, a defined contribution profit-sharing plan, was approved and adopted by the Board of Directors of American Home Products Corporation ("AHPC" or the "Company") and became effective on April 1, 1985. Full or part-time (U.S.
paid) employees of the Company and its participating subsidiaries who are not subject to a collective bargaining agreement (non-union) are eligible to participate in the Plan after age 21, as defined in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code (the "Code").

Effective December 31, 1995, the non-union participants ("transferred participants") of the Cyanamid Employees' Savings Plan (the "ACY Plan") were included in the Plan. The assets attributable to these participants were reflected as a receivable from the ACY Plan at December 31, 1995. On January 3, 1996, the Plan received amounts due from the ACY Plan from various funds within The Vanguard Group and subsequently invested them in the Interest Income Fund, the Fidelity Balanced Fund and the Fidelity U.S. Equity Index Portfolio. Thereafter, the transferred participants could elect to transfer their account balances into the other investment options, in accordance with the Plan provisions. The transferred participants account balances became vested at the date of transfer. Future Company matching contributions will vest according to the Plan's provisions.

The assets attributable to the participants from Symbiosis Corporation were transferred out of the Plan in July 1996 as a result of the sale of that business in March 1996. The assets attributable to the participants of the Foods business were transferred out of the Plan in March 1997 as a result of the Company's sale of the majority interest in that business. AHPC acquired the remaining equity interest in Genetics Institute, Inc. in December 1996. Accordingly, the Company expects to amend the Plan in 1997 and merge the Genetics Institute 401(k) Savings & Investment Plan into this Plan.

 Contributions

Participants may elect to make contributions to the Plan in whole percentages up to a maximum of 16% of their compensation, as defined. Contributions can be made on a before-tax basis ("salary deferral contributions"), an after-tax basis ("after-tax contributions"), or a combination of both. AHPC will contribute an amount equal to 50% of the participant's contributions to the Plan for contributions up to 6% of the participant's compensation. Under the Code, salary deferral contributions, total annual contributions, and the amount of compensation that can be included for Plan purposes are subject to annual limitations.


  Vesting and Separation From Service

Participants are fully vested at all times in their salary deferral and after-tax contributions. A participant is also fully vested in Company matching contributions if the participant has at least five years of continuous service, as defined. If participants have less than five years of continuous service, such participants become vested in the matching contribution according to the following:

                                              Vesting
  Years of Continuous Service                Percentage


          1 year completed                        0%
          2 years completed                      25%
          3 years completed                      50%
          4 years completed                      75%
          5 years completed                     100%

Regardless of the number of years of continuous service, participants shall be fully vested in their matching contribution account upon reaching their 65th birthday or upon death, if earlier.

The non-vested portion of the matching contribution is forfeited and becomes available to satisfy future Company matching contributions, if employment is terminated prior to full vesting.

 Distributions

Participants are entitled to withdraw all or any portion of their after-tax contribution account. Participants may make full or partial withdrawals of funds in any of their accounts upon attaining age 59 1/2 or for financial hardship, as defined, before that age. Participants may qualify for financial hardship withdrawals if they have an immediate and heavy financial need, as determined by the AHPC Savings Plan Committee (the "Committee"). Participants are limited to one hardship and one non-hardship withdrawal each year. Participants cannot make a hardship withdrawal of the earnings on before-tax account balances which were credited on or after January 1, 1988.

Upon termination of employment, participants are entitled to a lump sum distribution of their vested account balance. An election can be made to defer the distribution if the participant's account balance is greater than $3,500 and the participant is less than 70 1/2 years of age.

At December 31, 1996 and 1995, approximately $28,648,000 and $31,701,000, respectively, of the net assets are applicable to participants' equity representing the accumulated vested benefits of participants who have withdrawn from the Plan but have not yet been paid.


  Loans


Employees who have a vested account balance of at least $2,000 may borrow from the vested portion of their account, subject to certain maximum amounts. Each loan is secured by the borrower's vested interest in their account balance. Participants may have outstanding up to two general purpose loans and one loan to acquire or construct a principal residence. All loans must be repaid within 5 years except for those used to acquire or construct a principal residence, which must be repaid within 15 years. Defaults on participants' loans during the year are treated as withdrawals and are fully taxable to the participants. The interest rate charged will be one which provides a return commensurate with a market rate, or such other rate as permitted by government regulations.

  Amendment to the Plan

The Plan was amended in 1995 in connection with the ACY Plan transfer of assets and liabilities to the Plan, in order to protect the benefits and rights attributable to the transferred participants and effect certain other administrative changes.

NOTE 2 - ACCOUNTING POLICIES

 Investment Valuation

AHPC's common stock is recorded at fair market value at December 31. Shares in the Fidelity Funds are recorded at fair market value, which is based on their published net asset value at December 31. The contracts comprising the Interest Income Fund are recorded at market value based upon information provided by the Fidelity Management Trust Company (the "Trustee").

Investment transactions are recorded on a trade date basis. Net realized gains and losses on investments are determined, for accounting purposes, on a moving weighted average basis as of the trade date and are included in net appreciation(depreciation)of investments in the accompanying financial statements.

The net change in the difference between cost and current market value of investments held is reflected in net appreciation(depreciation) of investments in the statement of changes in net assets applicable to participants' equity.

  Administrative Costs

All costs and expenses of administering the Plan are paid by AHPC.

 Receivable from Employer


The receivable from the employer at December 31, 1996 and 1995 represents employer and employee contributions and loan repayments withheld from employees but not remitted to the Trustee until after the Plan's year-end.


  Use of Estimates


The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclose contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results may differ from these estimates.

NOTE 3 - INVESTMENT ELECTIONS

Participants can elect to invest amounts credited to their account in any of six investment funds. Investment elections must be made in multiples of 10%. Transfers between funds must be made in whole percentages and/or in an amount of at least $250.

The six investment options are as follows:

   Interest Income Fund - consists primarily of contracts issued by life insurance companies which pay a specified rate of interest for a fixed period of time and repay principal at maturity. The fund and its contracts are not guaranteed by the Company or any other institution. However, the Committee has established guidelines that provide that contracts be placed with companies rated Aa3 or higher by Moody's and AA - or higher by Standard & Poors. The interest rate payable to Plan participants in this fund will be a rate which reflects a blend of the total investments made by the fund.


    AHPC Common Stock Fund - consists primarily of AHPC common stock. Purchases and sales of AHPC common stock are made in the open market. Participants have full voting rights for shares purchased at their direction under the Plan.

    Fidelity Magellan Fund - consists of units in a mutual fund managed by Fidelity Management & Research Company that seeks long-term capital appreciation by actively managing investments in the stocks of companies with above average growth potential.

    Fidelity Balanced Fund - consists of units in a mutual fund managed by Fidelity Management & Research Company which is invested in high yielding securities, including common stocks, preferred stocks and bonds with at least 25% of the fund's assets in fixed income senior securities.

    Fidelity International Growth and Income Fund - consists of units invested in a mutual fund managed by Fidelity Management & Research Company that seeks long-term growth and current income by investing in assets, of which at least 65% are in securities of issuers that have their principal business activities outside of the United States.

    Fidelity U.S. Equity Index Portfolio - consists of units in a mutual fund managed by Fidelity Management & Research Company that seeks to provide investment results that correspond to the total return performance of the companies that make up the Standard & Poor's 500 Index.

NOTE 4 - MANAGEMENT OF THE PLAN

The Plan is administered by the Committee, which was appointed by the Board of Directors of AHPC. Fidelity Management Trust Company was appointed by the Committee as Trustee and recordkeeper.

NOTE 5 - FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter on November 29, 1995, in which the Internal Revenue Service stated that the Plan, as amended effective December 22, 1994, was in compliance with the applicable requirements of the Code. The Plan has been amended since receiving the determination letter. However, the plan administrator believes that the Plan, as currently designed, is being operated in compliance with the applicable requirements of the Code.

NOTE 6 - PLAN TERMINATION

Although it has not expressed any intention to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become 100% vested in their accounts and are entitled to full distribution of such amounts.





NOTE 7 - INVESTMENTS
[CAPTION]
The fair market value of individual investments that represent 5% or more of the Plan's total net assets are as follows:

                                                   1996          1995
AHPC Common Stock, 6,262,368 and
4,789,950 shares (adjusted for
April 24, 1996 stock split), respectively     $367,146,541   $232,297,997

Fidelity Magellan Fund                         $80,661,633        -

Fidelity Balanced Fund                        $112,700,481        -

Fidelity U.S. Equity Index Portfolio          $214,614,537        -


[CAPTION]                                                            SCHEDULE I

American Home Products Corporation Savings Plan
Item 27a - Schedule of Assets Held
for Investment Purposes
As of December 31, 1996
Employer Identification Number - 13-2526821
Plan Number  - 045

 Identity of Issuer:                             Description of                     Cost/                 Current
                                                  Investment                    Contract Value             Value


 GROUP INVESTMENT CONTRACTS:


Allstate Life Insurance
                                              GIC  6.30% Due 9/15/00                 $5,407,428               $5,407,428
                                              GIC  6.75% Due 3/15/01                 25,750,980               25,750,980

American International Life
                                              GIC  5.53% Due 12/15/97                34,799,120               34,799,120
                                              GIC  5.53% Due 7/01/98                  4,553,259                4,553,259

Hartford Life Insurance
                                              GIC  4.93% Due 7/01/97                  2,595,794                2,595,794

John Hancock Mutual LIfe
Insurance
                                              GIC  6.00% Due  6/30/97                 5,455,035                5,455,035
                                              GIC  7.02% Due  7/01/98                 5,209,785                5,209,785
                                              GIC  7.25% Due  11/02/98               10,364,038               10,364,038
                                              GIC  5.80% Due  12/15/00               35,949,782               35,949,782
                                              GIC  7.05% Due  8/28/01                19,989,954               19,989,954
Metropolitan Life Insurance
                                              GIC  6.64% Due  3/15/97                13,806,589               13,806,589
                                              GIC  6.38% Due  6/15/97                23,275,570               23,275,570
                                              GIC  5.71% Due  11/01/97               17,515,166               17,515,166
New York Life Insurance
                                              GIC  5.60% Due 6/30/97                 10,704,225               10,704,225
                                              GIC  6.00% Due 12/30/97                21,366,622               21,366,622
                                              GIC  7.47% Due 6/15/98                 50,147,182               50,147,182
Pacific Mutual Life Insurance
                                              GIC  6.06% Due 6/30/01                 12,638,194               12,638,194
                                              GIC  7.05% Due 6/13/02                  4,878,707                4,878,707
Peoples Security Life
Insurance
                                              GIC 8.15% Due 4/15/97                  34,898,912               34,898,912
                                              GIC 7.80% Due 3/15/98                  11,862,445               11,862,445
                                              GIC 6.10% Due 6/15/99                  12,647,552               12,647,552
                                              GIC 6.74% Due 6/15/00                  24,769,839               24,769,839
Principal Mutual Life
Insurance
                                              GIC 4.97% Due 7/01/97                   3,475,491                3,475,491
                                              GIC 4.97% Due 7/01/97                   4,324,085                4,324,085
                                              GIC 5.65% Due 9/30/97                  30,488,119               30,488,119
                                              GIC 6.40% Due 12/15/99                 43,182,776               43,182,776

 [CAPTION]                                                      SCHEDULE I -
                                                                CONTINUED
American Home Products Corporation Savings Plan
Item 27a - Schedule of Assets Held
for Investment Purposes
As of December 31, 1996
Employer Identification Number - 13-2526821
Plan Number  - 045


                                         Description of                            Cost/
 Identity of Issuer:                       Investment                        Contract Value         Current Value


 Group Investment Contracts
 (Continued):


Provident Life                           GIC 5.51% Due 2/28/97                      $8,197,084         $8,197,084


Prudential Insurance Company
of America                               GIC 7.80% Due 3/15/98                      17,790,008         17,790,008
                                         GIC 7.07% Due 11/02/98                     10,444,145         10,444,145


Transamerica Life and
Annuity                                  GIC 6.24% Due 9/15/97                      20,354,683         20,354,683
                                                                                   ___________         __________



    Total Group Investment Contracts                                              $526,842,569       $526,842,569
                                                                                  ============       ============


*American Home
 Products Corp.
  Common Stock                           6,262,368  shares                        $265,245,771       $367,146,541
                                                                                  ============       ============

 MUTUAL FUNDS:


Fidelity Management Trust                Magellan Fund
Company                                  1,000,144  units                          $79,204,278        $80,661,633
                                                                                   ===========        ===========


Fidelity Management Trust                Balanced Fund
Company                                  8,004,295  units                         $107,353,425       $112,700,481
                                                                                  ============       ============


Fidelity Management Trust                International Growth and Income
Company                                  Fund 1,354,006  units                     $24,857,973        $26,470,820
                                                                                   ===========        ===========



Fidelity Management Trust                U.S. Equity Index Portfolio
Company                                  7,963,434  units                         $176,155,567       $214,614,537
                                                                                  ============       ============


 LOANS RECEIVABLE:

Loans to Plan                            Rates ranging from 6.5% to 11.5%
Participants                             Due through 2011                          $37,843,907        $37,843,907
                                                                                   ===========        ===========

* This represents a related party
transaction.

The accompanying notes to financial statements are an integral part of this schedule.

[CAPTION]

American Home Products Corporation Savings Plan
Item 27D - Schedule of Reportable Transactions (A) for the year ended December 31, 1996
Employer Identification Number - 13-2526821
Plan Number  - 045

                                                                                                   (F)EXPENSES
                                                                                                     INCURRED
(A&B)  IDENTITY OF PARTY AND                  (C) PURCHASE      (D) SELLING      (E) LEASE            WITH
       DESCRIPTION                                 PRICE             PRICE          RENTALS        TRANSACTION

       AMERICAN HOME PRODUCTS
             CORPORATION
            COMMON STOCK
            254 PURCHASES                          $182,208,111               $0             $0              $0
              250 SALES                                       0      100,714,067              0               0

  JOHN HANCOCK MUTUAL LIFE INSURANCE
             4 PURCHASES                            $72,924,829               $0             $0              $0
               5 MATURITIES                                   0       24,962,284              0               0

  FIDELITY INSTITUTIONAL MONEY
             MARKET FUND
            227 PURCHASES                          $411,648,296               $0             $0              $0
              240 MATURITIES                                  0      404,617,711              0               0

       FIDELITY MAGELLAN FUND
            254 PURCHASES                           $68,586,772               $0             $0              $0
              252 SALES                                       0       29,931,487              0               0

       FIDELITY BALANCED FUND
            254 PURCHASES                          $114,990,726               $0             $0              $0
              252 SALES                                       0       49,622,148              0               0

FIDELITY U.S. EQUITY INDEX PORTFOLIO
            254 PURCHASES                          $180,619,499               $0             $0              $0
              245 SALES                                       0       54,184,805              0               0

(A) REPORTABLE TRANSACTIONS ARE THOSE PURCHASES AND SALES OF THE SAME SECURITY WHICH, INDIVIDUALLY OR IN THE AGGREGATE, EXCEED 5% OF THE TOTAL PLAN NET ASSETS AS OF THE BEGINNING OF THE PLAN YEAR.

The accompanying notes to financial statements are an integral part of this schedule.

-Continuation of the above page-

[CAPTION]                                               SCHEDULE II
American Home Products Corporation Savings Plan
Item 27D - Schedule of Reportable Transactions (A) for the year ended December 31, 1996
Employer Identification Number - 13-2526821
Plan Number  - 045

                                                                 (H) CURRENT
                                                                   VALUE OF
                                                                   ASSET ON
(A&B)  IDENTITY OF PARTY AND                   (G) COST OF       TRANSACTION       (I) NET GAIN
       DESCRIPTION                                ASSET              DATE             (LOSS)

       AMERICAN HOME PRODUCTS
             CORPORATION
            COMMON STOCK
            254 PURCHASES                        $182,208,111       $182,208,111                $0
              250 SALES                            80,410,033        100,714,067        20,304,034

  JOHN HANCOCK MUTUAL LIFE INSURANCE
             4 PURCHASES                          $72,924,829        $72,924,829                $0
               5 MATURITIES                        24,962,284         24,962,284                 0

    FIDELITY INSTITUTIONAL MONEY
             MARKET FUND
            227 PURCHASES                        $411,648,296       $411,648,296                $0
              240 MATURITIES                      404,617,711        404,617,711                 0

       FIDELITY MAGELLAN FUND
            254 PURCHASES                         $68,586,772        $68,586,772                $0
              252 SALES                            31,062,110         29,931,487       (1,130,623)

       FIDELITY BALANCED FUND
            254 PURCHASES                        $114,990,726       $114,990,726                $0
              252 SALES                            50,170,304         49,622,148         (548,156)

FIDELITY U.S. EQUITY INDEX PORTFOLIO
            254 PURCHASES                        $180,619,499       $180,619,499                $0
              245 SALES                            49,421,748         54,184,805         4,763,057

(A) REPORTABLE TRANSACTIONS ARE THOSE PURCHASES AND SALES OF THE SAME SECURITY WHICH, INDIVIDUALLY OR IN THE AGGREGATE, EXCEED 5% OF THE TOTAL PLAN NET ASSETS AS OF THE BEGINNING OF THE PLAN YEAR.

The accompanying notes to financial statements are an integral part of this schedule.

                         CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS




As independent public accountants, we hereby consent to the incorporation of our report included in this Form 11-K into the American Home Products Corporation previously filed Form S-3 Registration Statements No. 33-45324 and 33-57339 and Form S-8 Registration Statements No. 2-96127, 33-24068, 33-53733, 33-41434, 33-
55449, 33-45970, 33-14458, 33-50149, 33-55456 and 333-15509.


                                          ARTHUR ANDERSEN LLP

New York, New York
June 25, 1997